On August 21, 2012, NASDAQ Listing Qualifications staff (Staff) notified Ampal-American Israel Corporation (Company) that it determined to delist the Company based on the Companys failure to comply with Rule Rule 5550(b)(1). On August 28, 2012, the
Company exercised its right to appeal the Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to
Rule 5815. On August 30, 2012, Staff notified the Company that based on its recent filing for protection under the United States bankruptcy laws, and pursuant to Rules 5101, 5110(b), and IM51011, public interest concerns raised as a result of the bankruptcy filing provided an additional basis for delisting. A Panel hearing was held on October 4, 2012. On October 19, 2012, the
Panel issued a decision that granted the Company continued listing subject to certain conditions and milestones. On January 14, 2013, the Company informed the Panel that it was unable to meet the milestones of the Panel decision. On January 17, 2013, the Panel issued a decision to delist the Company. On February 1, 2013, the Company exercised its right to appeal the January 17, 2013 Panel decision to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a). On April 19, 2013, the Council issued a decision that reversed the January 17, 2013 Panel decision to delist the Companys securities and granted the Company time to regain compliance. On May 6, 2013, the Council was informed that the Company converted its bankruptcy to a liquidation. On May 28, 2013, the Council issued a decision to delist the Company. On August 5, 2013, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).